UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
19 August 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CORVEL CORP.

File No. 0-19291 -- CF# 31303

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CORVEL CORP. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 – 10.5 to a Form 10-Q filed on February 6, 2012, and Exhibits 10.2 – 10.4 as refiled with fewer redactions as Exhibits to a Form 10-K filed on June 10, 2013, and a Form 10-K filed on June 12, 2014.

Based on representations by CORVEL CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	February 6, 2012	through June 14, 2015
10.2	10-Q	February 6, 2012	through June 14, 2015
10.3	10-Q	February 6, 2012	through June 14, 2015
10.4	10-Q	February 6, 2012	through June 14, 2015
10.5	10-Q	February 6, 2012	through June 14, 2015
10.44	10-K	June 10, 2013	through June 14, 2015
10.45	10-K	June 10, 2013	through June 14, 2015
10.46	10-K	June 10, 2013	through June 14, 2015
10.36	10-K	June 12, 2014	through June 14, 2015
10.37	10-K	June 12, 2014	through June 14, 2015
10.38	10-K	June 12, 2014	through June 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary